Filed by Aberdeen Singapore Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Aberdeen Chile Fund, Inc.

File No. 333-221577

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN SINGAPORE FUND, INC. ANNOUNCES APPROVAL OF REORGANIZATION AT SPECIAL MEETING OF STOCKHOLDERS

(Philadelphia, April 2, 2018) — Aberdeen Singapore Fund, Inc. (NYSE: SGF) (the “Fund”) announced that stockholders of the Fund voted to approve an Agreement and Plan of Reorganization (the “Plan”) between the Fund and Aberdeen Chile Fund, Inc. (the “Acquiring Fund”) at its special meeting of stockholders (the “Special Meeting”) held today, April 2, 2018.

The purpose of the Special Meeting was to seek stockholder approval of the Plan in connection with the consolidation of up to eight closed-end funds, including the Fund, into a single closed-end fund (the “Combined Fund”) with a multi-cap emerging markets equity income investment strategy (the “Reorganizations”).

With regard to the Reorganization of the Fund, it is currently expected that the closing date will be prior to the end of April 2018.

The percentage of stockholders’ votes cast for and against the Special Meeting proposal and number of shares voted at the Special Meeting are as follows:

Proposal	Percentage of Votes Cast For	Number of Votes Cast For	Percentage of Votes Cast Against	Number of Votes Cast Against
To approve an Agreement and Plan of Reorganization	94.49%	4,990,203	4.95%	261,283

The Special Meeting proposal received the requisite stockholder vote at the Special Meeting.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information about the consolidation and potential benefits, please review the Fund’s proxy statement/prospectus available at aberdeensgf.com.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Acquiring Fund, Combined Fund and Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Acquiring Fund, Combined Fund or Fund will achieve its investment objective.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeenstandard.com

aberdeensgf.com

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